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                              January 15, 2021

       Harvey Schiller
       Chief Executive Officer
       Goal Acquisitions Corp.
       13001 W. Hwy 71
       Suite 201
       Austin TX 78738

                                                        Re: Goal Acquisitions
Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 21,
2020
                                                            File No. 377-03928

       Dear Mr. Schiller:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure that your anchor investor, Atalaya Capital Management, has indicated an interest
to purchase 9.9% of the units in the offering. We also note that this entity plans to
purchase an interest in your sponsor. Please clarify the percentage that will be held by insiders if
the anchor investor makes this purchase. Additionally, please disclose whether there
is a ceiling on the amount that may be purchased by the anchor investor and quantify
any ceiling.
 Harvey Schiller
Goal Acquisitions Corp.
January 15, 2021
Page 2
Prospectus Summary, page 15

2. You state that in the event the anchor investor acquires your securities in this offering or after and votes them in favor of your initial business combination, a smaller portion of affirmative votes from other public shareholders would be required to approve your initial business combination. Please quantify the portion of affirmative votes from other public shareholders that would be required to approve a business combination, assuming the anchor investor purchases the maximum amount of shares in this offering and votes in favor of such combination. In revising your disclosure, please also quantify the impact of the representative's shares and provide risk factor disclosure, as appropriate.
       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                            Sincerely,
FirstName LastNameHarvey Schiller
                                                            Division of
Corporation Finance
Comapany NameGoal Acquisitions Corp.
                                                            Office of Real
Estate & Construction
January 15, 2021 Page 2
cc:       Justin Anslow, Esq.
FirstName LastName